September 6, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

10 0 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. James Giugliano / Mr. Adam Phippen

Re:	VCI Global Limited
Form 20-F for the Fiscal Year Ended December 31, 2023 Submitted April 30, 2024
File No. 001-41678

Dear Mr. Giugliano and Mr. Phippen:

On behalf of VCI Global Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of August 21, 2024 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2023 (the “Form 20-F”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the draft Amendment No. 1 to the Form 20-F (the 20-F/A1”), which is attached to this letter as Exhibit A.

Form 20-F for the Fiscal Year Ended December 31, 2023

Item 5. Operating and Financial Review and Prospects

A. Operating Results, page 27

1. Please expand your disclosure to address the performance of your operating segments, including the reasons for the changes in “net profit” for each of your segments discussed in Note 31 of your financial statements. In circumstances where there is more than one reason for a change between periods, please quantify the incremental impact of each individual reason on the overall change. Refer to Item 5 of Form 20-F, including the interpretative releases listed in Instruction 1 thereto.

The Company has included the requested expanded disclosure in the attached F-20/A1 on pages 5 through 9 under Item 5. Operating and Financial Review and Prospects under the header “A. Operating Results – Operating Segment”.

Item 15. Controls and Procedures, page 61

2. Please tell us why you did not include disclosures regarding your evaluation of disclosure controls and procedures and internal controls over financial reporting. Please note that the exemption from assessing disclosure controls and procedures and internal controls over financial reporting is only applicable to an issuer that has not previously filed an annual report with the Commission for the prior fiscal year. We note you previously filed an annual report on Form 20-F for the fiscal year ended December 31, 2022. Refer to Item 15 of Form 20-F and to 17 CFR 240.13a-15 of the Rules and Regulations Under the Securities Exchange Act of 1934.

The Company has disclosed its evaluation of disclosure controls and procedures and internal controls over financial reporting in the attached F-20/A1 on page 10 under Item 15. Controls and Procedures.

Item 19. Exhibits

Exhibits 13.1 and 13.2, page 64

3. We note that the certifications provided as Exhibit 13.1 and Exhibit 13.2 do not include the introductory language in paragraph 4 referring to your internal control over financial reporting. Please explain. Refer to Instruction 12 as to Exhibits of Form 20-F for further details.

The Company has included the introductory language in paragraph 4 referring to its internal control over financial reporting in Exhibits 13.1 and 13.2 to the attached F-20/A1.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

4. Please tell us your basis from presenting “Advances made to related parties” as a financing activity referencing authoritative literature that supports your treatment.

Please be informed that the advances made to related parties were repayments to related parties for settlement of advances provided to the Company in previous years. Therefore, the nature of these cash outflows was classified under financing activities as these are financing nature.

22. Revenue, page F-37

5. On pages F-20 and F-21 you disclose that revenues from business strategy consultancy services and technology development contracts are generally recognized over time; however, the table on age F-37 indicates that the majority of your revenues are recognized at a point in time. Please reconcile these disclosures for us.

Please be informed that our revenue from business strategy consultancy services were generally recognized over time however, during the year 2023 the Group had a few exceptional non-recurring one-off contracts for which the revenue is recognized at a point in time. There was a total of 4 non-recurring, one-off business consultancy projects and the revenue were mainly generated from business consultancy provided to Zhan Fan for RM22.3 million and Advance Opportunities Fund for RM4.98 million. These 4 projects consist of 46% of our total consultancy revenue. Nevertheless, the remaining ongoing 9 business consultancy projects are recognized over time. Moving forward, most of our business consultancy projects would be revenue recognized over time rather than to at a point in time.

Similarly to our business consultancy services, our technology development revenue was also generally recognized over time and in year 2023 the Group engaged in a one-off contract, non-recurring project in which the revenue is recognized at a point of time. Moving forward, most of our technology development will be developed in-house by our IT team, they would be able to accurately measure the cost incurred in their technology development progress toward the satisfaction of the performance obligation. Therefore, we expect most of our technology development revenue to be recognized overtime rather than at a point of time.

Nevertheless, management will continue to monitor the new contracts win, and if necessary, will update the financial statement disclosure to reflect the substance of the contracts for the investors to have a better overall understanding.

2

28. Income Tax Expense, page F-39

6. Explain to us why a substantial portion of your fiscal 2023 income was “Non-taxable income” and explain the nature of “Unabsorbed tax losses” and how you accounted for these unabsorbed losses referencing authoritative literature that supports your accounting treatment. Consider adding disclosure in this regard in future filings.

Non-taxable income - Please be informed that a substantial portion of fiscal year 2023 income was disclosed as “Non-taxable income” as a significant portion of the Group’s profit was generated from our British Virgin Island (“BVI”) subsidiaries, which were tax exempted under the local tax jurisdiction. As such, no tax provision is required for those BVI subsidiaries.

Unabsorbed tax losses - Please be informed that the unabsorbed tax losses referred to tax losses generated from subsidiaries based in Malaysia. The Company is not entitled to group relief, therefore the tax losses generated from loss-making subsidiaries are not allowed to be transferred to profit-generated subsidiaries within the Company. As a result, the Company has assessed and determined the loss-making subsidiaries are highly probable unable to utilize the tax benefits from the tax losses and thus, no deferred tax asset was recognized as of December 31, 2023.

We trust that the above is responsive to your comments.

If you confirm that you have no further comments, we will file the 20-F/A1 via EDGAR. Please contact Jeffrey Wofford, our legal counsel at jwofford@srfc.law; telephone: 646 876-0618 or me at zhifeng.ang@v-capital.co.

Sincerely,

/s/ Ang Zhi Feng
Ang Zhi Feng
Chief Financial Officer

3

Exhibit A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                   to

Commission file number: 001-41678

VCI Global Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

B03-C-8 & 10, Menara 3A, KL Eco City, No.3 Jalan Bangsar, 59200

Kuala Lumpur, Malaysia

(Address of principal executive offices)

Ang Zhi Feng, Chief Financial Officer

Telephone: +603 7717 3089

Email: finance@v-capital.co

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	VCIG	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 38,027,579 ordinary shares, no par value per share as of April 30, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission on April 30, 2024. The purpose of this Form 20-F/A is to (1) amend Item 5 Operating and Financial Review and Prospects by adding the disclosure under a new heading, “Operating Segments” under the heading “A. Operating Results;” (2) amend Item 15 Disclosure Controls and Procedures in its entirety; (3) add new certifications attached as Exhibit 12.1, Exhibit 12.1, Exhibit 13.1 and Exhibit 13.2 to the Annual Report.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This annual report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our business and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2023 and 2022

The following table summarizes our results of operations for the fiscal years ended December 31, 2023 and 2022, respectively, and provides information regarding the MYR and percentage increase or (decrease) during such periods.

	2023			2022		Variances
	Amount	Amount	% of total	Amount	% of total	Amount
	MYR	USD	revenue	MYR	revenue	MYR	%
Revenue	89,581,700	19,519,687	98.66%	34,265,404	96.33%	55,316,296	161.43
Revenue – related party	1,216,444	265,061	1.34%	1,304,478	3.67%	(88,034)	(6.75)
Total revenue	90,798,144	19,784,748	100.00%	35,569,882	100.00%	55,228,262	155.27

Other income	752,251	163,914	0.83%	1,732,343	4.87%	(980,092)	56.58

Cost of services	(15,384,017)	(3,352,149)	16.94%	(7,655,889)	21.52%	(7,728,128)	100.94

Depreciation	(742,946)	(161,887)	0.82%	(467,616)	1.31%	(275,330)	58.88

Directors’ fees	(5,919,444)	(1,289,836)	6.52%	(193,000)	0.54%	(5,726,444)	2,967.07

Employee benefits expenses	(18,851,224)	(4,107,647)	20.76%	(10,395,252)	29.22%	(8,455,972)	81.34

Impairment allowance on trade receivables	(1,029,198)	(224,260)	1.13%	(342,427)	0.96%	(686,771)	200.56

Rental expenses	(232,081)	(50,570)	0.26%	(257,243)	0.72%	25,162	(9.78)

Legal and professional fees	(6,364,322)	(1,386,774)	7.01%	(181,228)	0.51%	(6,183,094)	3,411.78

Finance cost	(92,587)	(20,175)	0.10%	(51,104)	0.14%	(41,483)	81.17

Other operating expenses	(10,339,134)	(2,252,878)	11.39%	(4,034,471)	11.34%	(6,304,663)	156.27

Profit before income tax	32,595,442	7,102,486	35.90%	13,723,995	38.58%	18,871,447	137.51

Income tax expenses	619,698	135,031	0.68%	6,590,981	18.53%	(5,971,283)	(90.60)

Profit for the year	33,215,140	7,237,517	36.58%	20,314,976	57.11%	12,900,164	63.50

Revenue

Our total revenue increased by MYR55,228,262 ($11,705,274), or 155.27%, to MYR90,798,144 ($19,784,748) for the fiscal year ended December 31, 2023 from MYR35,569,882 ($8,079,474) for the fiscal year ended December 31, 2022. The increase in our revenue was primarily due to increase in the revenue from business strategy consultancy services and technology development, solutions and consultancy services.

Our different revenue sources for fiscal years 2023 and 2022 were as follows:

	For the fiscal years ended December 31
	2023			2022		Change
	Amount	Amount	%	Amount	%	Amount	%
	MYR	USD		MYR		MYR
Revenue by service types:
Revenue from business strategy consultancy	67,252,153	14,654,120	74.07%	17,681,457	49.71%	49,570,696	280.35%
Revenue from technology development, solutions and consultancy	20,525,915	4,472,559	22.61%	17,505,200	49.21%	3,020,715	17.26%
Interest income	1,897,005	413,354	2.09%	-	-%	1,897,005	100.00%
Others	1,123,071	244,715	1.23%	383,225	1.08%	739,846	193.06%
Total operating revenue	90,798,144	19,784,748	100.00%	35,569,882	100.00%	55,228,262	155.27%

Revenue from Business Strategy Consultancy Services

Our revenue from business strategy consultancy services increased significantly by MYR49,570,696 ($10,637,889), or approximately 280.35%, from MYR17,681,457 ($4,016,231) in the fiscal year ended December 31, 2022 to MYR67,252,153 ($14,654,120) in the fiscal year ended December 31, 2023. The significant increase was due to the completion or near completion of multiple IPO projects by the end of December 31, 2023.

Revenue from Technology Development, Solutions, and Consultancy Services

Our technology development, solutions and consultancy service revenue increase by approximately 17.26% from MYR17,505,200 ($3,976,196) for the fiscal year ended December 31, 2022 to MYR20,525,915 ($4,472,559) for the fiscal year ended December 31, 2023. The increase was due to the completion of two major projects which are fintech solutions and e-commerce platforms.

Revenue from Interest Income

During the fiscal year ended December 31, 2023, we have recognized a total of MYR1,897,005 ($413,354) interest income from our microfinancing activities. This is our new source of income in 2023.

Revenue from Other Services

Other revenues consist of loan processing fees, management fees, training fees and marketing consultancy fees. In the fiscal year ended December 31, 2023 and 2022, other revenues was MYR1,123,071 ($244,715) and MYR383,225 ($87,047) respectively. It has increased by 193.06% or MYR739,846 ($157,668) due to the newly introduced loan processing fees from our microfinancing activities in 2023, increased in our marketing consultancy projects and training activities.

Other Income

Our sources for other income for fiscal years 2023 and 2022 were as follows:

	For the fiscal years ended December 31
	2023			2022		Change
	Amount	Amount	%	Amount	%	Amount	%
	MYR	USD		MYR		MYR
Other income:
Interest income	7,323	1,596	0.97	49	0.00	7,274	14,844.90
Wage Subsidy	-	-	-	29,900	1.73	(29,900)	(100)
Gain on disposal of investment	-	-	-	1,542,200	89.02	(1,542,200)	(100)
Gain on disposal of property, plant and equipment	-	-	-	6,501	0.38	(6,501)	(100)
Other income – IPO Conference	502,949	109,592	66.86	-	-	502,949	100
Reimbursement income for expenses incurred	241,979	52,726	32.17	153,693	8.87	88,286	57.44
Total	752,251	163,914	100.00	1,732,343	100.00	980,092	56.58

Other income was MYR752,251 ($163,914) and MYR1,732,343 ($393,491) in fiscal year ended December 31, 2023 and 2022 respectively.

Reimbursement income for expenses incurred in the year ended 2022 and 2023 relates to the monthly out-of-pocket expenses charged by Imej Jiwa Communications Sdn Bhd to their clients for the investor relation services.

Operating Costs

The following table sets forth the breakdown of our operating costs for the fiscal years ended December 31, 2023 and 2022:

	For the fiscal years ended December 31,
	2023			2022		Variances
	Amount	Amount	%	Amount	%	Amount	%
	MYR	USD		MYR		MYR
Consultant fee	11,075,069	2,413,237	18.79	1,884,806	8.00%	9,190,263	487.60
IT expenses	1,098,800	239,426	1.84	5,724,360	24.28%	(4,625,560)	(80.80)
Subscription fee	140,982	30,720	0.24	14,125	0.06%	126,857	898.10
Referral fee	2,534,502	552,263	4.30	-	-	2,534,502	100
Other cost of services	534,664	116,503	0.91	32,598	0.14%	502,066	1,540.17
Depreciation	742,946	161,887	1.26	467,616	1.98%	275,330	58.88
Directors’ fee	5,919,444	1,289,836	10.04	193,000	0.82%	5,726,444	2,967.07
Employee benefits expenses	18,851,224	4,107,647	31.98	10,395,252	44.09%	8,455,972	81.34
Impairment allowance on trade receivables	1,029,198	224,260	1.75	342,427	1.45%	686,771	200.56
Rental expenses	232,081	50,570	0.39	257,243	1.09%	(25,162)	(9.78)
Legal and professional fees	6,364,322	1,386,774	10.80	181,228	0.77%	6,183,094	3,411.78
Finance cost	92,587	20,175	0.16	51,104	0.21%	41,483	81.17
Other operating expenses	10,339,134	2,252,878	17.54	4,034,471	17.11%	6,304,663	156.27
Total operating costs	58,954,953	12,846,176	100.00	23,578,230	100.00%	35,376,723	150.04

Our operating costs as a percentage to our total revenue in the fiscal year 2023 was consistent with fiscal year 2022 which were 64.93% and 66.29% respectively. The operating costs increased significantly by MYR35,376,723 ($7,490,529), or approximately 150.04%, from MYR23,578,230 ($5,355,647) in fiscal year 2022 to MYR58,954,953 ($12,846,176) in fiscal year 2023. The increase was due to the following major reasons:

(1)	For the fiscal year 2023, the employee benefits expenses were MYR18,851,224 ($4,107,647), an increase of MYR8,455,972 ($1,746,431) compared with MYR10,395,252 ($2,361,216) in fiscal year 2022. Such an increase was mainly attributable to the expansion of our business. Instead of relying on external resources, the Group recruited more professional talents across different industries to support the Group’s growing businesses.

(2)	The consultant fees refer to the Company’s costs incurred from assisting its clients, in engaging all the relevant professionals required during the listing process, including but not limited to legal counsel, auditors, finance consultants, the US Capital markets consultant, which such consultant fee payment shall be included and be treated as part of our consultation services to our clients during the IPO’s process. Consultant fees were MYR11,075,069 ($2,413,237) in fiscal year 2023, an increase of MYR9,190,263 ($1,985,115) as compared to MYR1,884,806 ($428,122) in fiscal year 2022, primarily due to more on-going IPO projects and the increase in their consultancy fees.

(3)	IT expenses decreased by MYR4,625,560 ($1,060,827) from MYR5,724,360 ($1,300,253) in fiscal year 2022 to MYR1,098,800 ($239,426) in fiscal year 2023 because of the expansion of our in-house IT team in 2023. Many of the IT projects have been developed in-house and deployed to our customers directly.

(4)	Subscription fee increased by MYR126,857 ($27,512) from MYR14,125 ($3,208) in fiscal year 2022 to MYR 140,982 ($30,720) in fiscal year 2023 due to an additional subscription to a service provider which provides media monitoring, analytics and insight solutions.

(5)	Referral fee was MYR2,534,502 ($552,263) for the fiscal year 2023 and Nil for the fiscal year 2022. Referral fees were paid for the introduction of new projects for the consulting services.

(6)	Other cost of services increased by MYR502,066 ($109,099) from MYR32,598 ($7,404) in fiscal year 2022 to MYR534,664 ($116,503) in fiscal year 2023 major due to fees paid to the sub-contractors and also accreditation fees.

(7)	For the fiscal year 2023, depreciation was MYR742,946 ($161,887), an increase of MYR275,330 ($55,671) compared with MYR467,616 ($106,216) in fiscal year 2022, primarily due to additional fixed assets acquired during the year, such as renovation for our newly leased offices and campus, computer software and office equipment.

(8)	Directors’ fee increased from MYR193,000 ($43,839) in fiscal year 2022 to MYR5,919,444 ($1,289,836) in fiscal year 2023, with an increase of MYR5,726,444 ($1,245,997) or approximately 2,967.07% due to the increased in the number of Directors employed and also an increase in their responsibilities and duties toward the group after the IPO exercise in 2023.

(9)	Impairment allowance on trade receivables increased significantly by MYR686,771 ($146,480) or approximately 200.56%, from MYR342,427 ($77,780) in fiscal year 2022 to MYR1,029,198 ($224,260) in fiscal year 2023.

(10)	Rental expenses in fiscal year 2023 were consistent with fiscal year 2022 which were MYR232,081 ($50,570) and MYR257,243 ($58,431) respectively.

(11)	Legal and professional fees were MYR6,364,322 ($1,386,774) in fiscal year 2023, a significant increase of MYR6,183,094 ($1,345,609) as compared with MYR181,228 ($41,165) in fiscal year 2022, primarily due to the significant increase in regulatory compliance requirements. We are required to comply with the Securities Exchange Act of 1934, Sarbanes-Oxley Act and the Dodd-Frank Act, as well as rules and regulations implemented by the Securities and Exchange Commission and Nasdaq after our IPO exercise in 2023.

(12)	Finance cost increased by MYR41,483 ($8,567) from MYR51,104 ($11,608) in fiscal year 2022 to MYR92,587 ($20,175) in fiscal year 2023, primarily due to increase in lease liabilities during the financial year.

(13)	Other operating expenses mainly consist of marketing expenses, event fees, office expenses, travelling expenses, secretarial fees and foreign exchange adjustments. Other operating expenses increased by MYR6,304,663 ($1,336,473) from MYR4,034,471 ($916,405) in fiscal year 2022 to MYR10,339,134 ($2,252,878) in fiscal year 2023, mainly due to (i) increased in marketing expenses by MYR1,203,327 ($258,846) to reach out to more customers and create brand awareness, (ii) increased in event fees of MYR1,118,765 ($243,623) due to the organisation of an IPO conference in October 2023 (iii) increased in office expenses by MYR1,228,611 ($264,698) as bigger office and more employees required higher maintenance, and cleaning, (iv) increased in travelling expenses by MYR903,749 ($192,078) as management team travels to meet up with overseas clients.

We expect our overall operating costs, including marketing expenses, salaries, and professional and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

Provision for Income Taxes

Our provision for income taxes was MYR619,698 ($135,031) in fiscal year ended December 31, 2023, primarily due to the underprovision of income tax of MYR619,698 ($135,031) in fiscal year 2022. For the subsidiaries that are incorporated in Malaysia, they are governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate, while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR2,500,000 or less, and gross income of not more than MYR50 million) is 17% for the first MYR600,000 (or approximately $150,000) taxable income for the fiscal years ended December 31, 2023 and 2022, with the remaining balance being taxed at the 24% rate.

Net Income

As a result of the foregoing, we reported net income of MYR33,215,140 ($7,337,517) for the fiscal year ended December 31, 2023, representing a significant increase of MYR12,900,164 ($2,723,099) from a net income of MYR20,314,976 ($4,614,418) for the fiscal year ended December 31, 2022.

Operating Segment

	Net profit
	2022	2023
	RM	RM

Business strategy consultancy	4,695,816	21,908,118
Technology development, solutions and consultancy	8,450,724	9,918,688
Interest income	-	1,036,516
Others	744,482	335,203
Total	13,891,022	33,198,525

(i)	Business strategy consultancy

Net profit from business strategy consultancy increased by MYR17,212,302 ($3,707,114) or 97% from MYR4,695,816 ($1,066,625) in 2022 to MYR21,908,118 ($4,773,739) in 2023 due to the following reasons:

a.	The revenue increased significantly by MYR49,570,696 ($10,637,889), or approximately 280.35% in year 2023 compared to 2022 due to the completion or near completion of multiple IPO projects by the end of December 31, 2023.

b.	The cost of services increased by MYR7,852,965 ($1,656,080), or approximately 131.85%. The increase is in line with the progression of our IPO projetcs by the end of December 31, 2023.

c.	Gross profit margin increased by 13% from 66% in 2022 to 79% in 2023.

d.	The operating expenses were increased by MYR24,351,736 ($5,239,785), or approximately 339%. The increase is mainly due to (i) Director fees; (ii) legal and professional fees; (iii) marketing expenses; and (iv) staff salaries.

(ii)	Technology development, solutions and consultancy

Net profit from technology development, solutions and consultancy service increased by MYR1,467,964 ($241,735) or 8% from MYR8,450,724 ($1,919,529) in 2022 to MYR9,918,688 ($2,161,264) in 2023 due to the following reasons:

a.	The revenue increased by MYR3,020,715 ($496,364), or approximately 17.26% in year 2023 compared to year 2022 due to the completion of two major projects which are fintech solutions and e-commerce platforms.

b.	The cost of services decreased by MYR370,679 ($96,185), or approximately 22.23% due to the projects were mostly completed by our internal IT team.

c.	Gross profit margin increased by 4%, from 90% in 2022 to 94% in 2023.

d.	The operating expenses from technology development, solutions and consultancy service were increased by MYR1,887,029 ($342,545), or approximately 25%. The increase is mainly due to (i) Director fees; (ii) legal and professional fees; and (iii) marketing expenses.

(iii)	Interest income

Net profit from interest income was MYR1,036,516 ($225,855) in 2023 due to the following reasons:

a.	Revenue amounted to MYR1,897,005 ($413,354) in 2023. This was our new source of income from our microfinancing activities in 2023.

b.	The operating expenses were MYR1,036,516 ($225,855) mainly due to (i) Director fees and remunerations; (ii) legal and professional fees; and (iii) staff costs.

(iv)	Others

Net profit from others decreased by MYR409,280 ($96,065) or 8% from MYR744,483 ($169,104) in 2022 to MYR336,202 ($73,040) in 2023 due to the following reasons:

a.	The revenue increased by MYR739,846 ($157,668), or approximately 193.06% in year 2023 compared to year 2022 due to additional marketing consultancy projects and training activities.

b.	The cost of services increased significantly by MYR245,842 ($53,267), or approximately 754.16% due to the additional media monitoring subscription fees.

c.	Gross profit margin significantly decreased by 16% from 91% in 2022 to 75% in 2023.

d.	The operating expenses were decreased by MYR638,916 ($149,386), or approximately 56% mainly due to (i) lesser recognised impairment of trade receivable as lesser long outstanding collection in 2023; and (ii) lesser loss of disposal of investment recognised in 2023.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2022 and 2021

The following table summarizes our results of operations for the fiscal years ended December 31, 2022 and 2021, respectively, and provides information regarding the MYR and percentage increase or (decrease) during such periods.

	2022			2021		Variances
	Amount	Amount	% of total	Amount	% of total	Amount
	MYR	USD	revenue	MYR	revenue	MYR	%
Revenue	34,265,404	7,783,170	96.33%	37,871,829	79.77%	(3,606,425)	(9.52)
Revenue – related party	1,304,478	296,304	3.67%	9,603,213	20.23%	(8,298,735)	(86.42)
Total revenue	35,569,882	8,079,474	100.00%	47,475,042	100.00%	(11,905,160)	(25.08)

Other income	1,732,343	393,491	4.87%	278,855	0.59%	1,453,488	521.23

Cost of services	(7,655,889)	(1,738,987)	21.52%	(10,300,051)	21.70%	2,644,162	(25.67)

Depreciation	(467,616)	(106,216)	1.31%	(55,232)	0.12%	(412,384)	746.64

Directors’ fees	(193,000)	(43,839)	0.54%	(656,000)	1.38%	463,000	(70.58)

Employee benefits expenses	(10,395,252)	(2,361,216)	29.22%	(4,198,908)	8.84%	(6,196,344)	147.57

Impairment allowance on trade receivables	(342,427)	(77,780)	0.96%	(1,415,211)	2.98%	1,072,784	(75.80)

Rental expenses	(257,243)	(58,431)	0.72%	(237,205)	0.50%	(20,038)	8.45

Legal and professional fees	(181,228)	(41,165)	0.51%	(728,716)	1.53%	547,488	(75.13)

Finance cost	(51,104)	(11,608)	0.14%	(106,473)	0.22%	55,369	(52.00)

Other operating expenses	(4,034,471)	(916,405)	11.34%	(2,997,803)	6.31%	(1,036,668)	34.58

Profit before income tax	13,723,995	3,117,318	38.58%	27,058,298	56.99%	(13,334,303)	(49.28)

Income tax expenses	6,590,981	1,497,100	18.53%	(7,120,480)	15.00%	13,711,461	(192.56)

Profit for the year	20,314,976	4,614,418	57.11%	19,937,818	42.00%	377,158	1.89

Revenue

Our total revenue decreased by MYR11,905,160 ($3,291,795), or 25.08%, to MYR35,569,882 ($8,079,473) for the fiscal year ended December 31, 2022 from MYR47,475,042 ($11,371,268) for the fiscal year ended December 31, 2021. The decrease in our revenue was primarily due to decreases in the revenue from business strategy consultancy services and technology development, solutions and consultancy services.

Our different revenue sources for fiscal years 2022 and 2021 were as follows:

	For the fiscal years ended December 31
	2022			2021		Change
	Amount	Amount	%	Amount	%	Amount	%
	MYR	USD		MYR		MYR
Revenue by service types:
Revenue from business strategy consultancy	17,681,457	4,016,231	49.71%	27,308,368	57.52%	(9,626,911)	(35.25)%
Revenue from technology development, solutions and consultancy	17,505,200	3,976,196	49.21%	19,425,038	40.92%	(1,919,838)	(9.88)%
Others	383,225	87,047	1.08%	741,636	1.56%	(358,411)	(48.33)%
Total operating revenue	35,569,882	8,079,474	100.00%	47,475,042	100.00%	(11,905,160)	(25.08)%

Revenue from Business Strategy Consultancy Services

Our revenue from business strategy consultancy services decreased significantly by MYR9,626,911 ($2,524,695), or approximately 35.25%, from MYR27,308,368 ($6,540,926) in the fiscal year ended December 31, 2021 to MYR17,681,457 ($4,016,231) in the fiscal year ended December 31, 2022. The significant decrease was due to the focus on our own Group’s IPO and most of the new deals were closed in the 4th quarter of 2022, therefore most of the revenue of those new engagements would be recognised in 2023 instead of 2022.

Revenue from Technology Development, Solutions, and Consultancy Services

Our technology development, solutions and consultancy service revenue decreased by approximately 9.88% from MYR19,425,038 ($4,652,704) for the fiscal year ended December 31, 2021 to MYR17,505,200 ($3,976,196) for the fiscal year ended December 31, 2022. Technology development, solutions and consultancy service revenue decreased primarily due to less external IT projects engaged by the Group. Some of our resources have been used up to support Group’s internal IT requirements.

Revenue from Other Services

Other services consist of fintech and marketing-related services. During the fiscal year ended December 31, 2022 and 2021, revenue from other services was MYR383,225 ($87,047) and MYR741,636 ($177,637) respectively. It has decreased by 48.33% or MYR358,411 ($90,590) due to our restructuring of our fintech business model. We expect to launch a brand new fintech business model in 2023 which is expected to generate higher returns as compared to the previous fintech business model.

Other Income

Our sources for other income for fiscal years 2022 and 2021 were as follows:

	For the fiscal years ended December 31
	2022			2021		Change
	Amount	Amount	%	Amount	%	Amount	%
	MYR	USD		MYR		MYR
Other income:
Interest income	49	11	0.00	1,571	0.56	(1,522)	(96.88)
Wage Subsidy	29,900	6,792	1.73	149,500	53.61	(119,600)	(80.00)
Gain on disposal of investment	1,542,200	350,301	89.02	-	0.00	1,542,200	100.00
Gain on disposal of property, plant and equipment	6,501	1,477	0.38	-	0.00	6,501	100.00
Reimbursement income for expenses incurred	153,693	34,910	8.87	127,784	45.83	25,909	20.28
Total	1,732,343	393,491	100.00	278,855	100.00	1,453,488	521.23

Other income was MYR1,732,343 ($393,491) and MYR278,855 ($66,792) in fiscal year ended December 31, 2022 and 2021 respectively. The Wage Subsidy Program (“WSP”) is a financial assistance introduced in Malaysia paid to employers of every enterprise, for each worker earning RM4,000 and below and for a period of six months only. The purpose of the WSP is to help employers affected by COVID-19 pandemic to be able to continue the companies’ operations and prevent employees from losing their jobs and source of income.

Reimbursement income for expenses incurred in the year ended 2021 and 2022 relates to the monthly out-of-pocket expenses charged by Imej Jiwa Communications Sdn Bhd to their clients for the investor relation services.

The gain on disposal of investment is relating to the disposal of our 3% interest in DFA Robotics for $650,635.47, which represented $350,635.47 on the sale.

Operating Costs

The following table sets forth the breakdown of our operating costs for the fiscal years ended December 31, 2022 and 2021:

	For the fiscal years ended December 31,
	2022			2021		Variances
	Amount	Amount	%	Amount	%	Amount	%
	MYR	USD		MYR		MYR
Consultant fee	1,884,806	428,122	8.00%	9,982,074	48.23%	(8,097,268)	(81.12)%
IT expenses	5,724,360	1,300,253	24.28%	204,903	0.99%	5,519,457	2693.69%
Subscription fee	14,125	3,208	0.06%	94,141	0.45%	(80,016)	(85.00)%
Other cost of services	32,598	7,404	0.14%	18,933	0.09%	13,665	72.18%
Depreciation	467,616	106,216	1.98%	55,232	0.27%	412,384	746.64%
Directors’ fee	193,000	43,839	0.82%	656,000	3.17%	(463,000)	(70.58)%
Employee benefits expenses	10,395,252	2,361,216	44.09%	4,198,908	20.29%	6,196,344	147.57%
Impairment allowance on trade receivables	342,427	77,780	1.45%	1,415,211	6.84%	(1,072,784)	(75.80)%
Rental expenses	257,243	58,431	1.09%	237,205	1.15%	20,038	8.45%
Legal and professional fees	181,228	41,165	0.77%	728,716	3.52%	(547,488)	(75.13)%
Finance cost	51,104	11,608	0.21%	106,473	0.51%	(55,369)	(52.00)%
Other operating expenses	4,034,471	916,405	17.11%	2,997,803	14.49%	1,036,668	34.58%
Total operating costs	23,578,230	5,355,647	100.00%	20,695,599	100.00%	2,882,631	13.93%

Our operating costs as a percentage of our total revenue increased from 43.37% in the fiscal year 2021 to 66.14% in the fiscal year 2022. The operating costs increased significantly by MYR2,882,631 ($398,617), or approximately 13.93%, from MYR20,695,599 ($4,957,030) in fiscal year 2021 to MYR23,578,230 ($5,355,647) in fiscal year 2022. The increase was due to the following major reasons:

(1)	For the fiscal year 2022, the employee benefits expenses were MYR10,395,252 ($2,361,216), an increase of MYR6,196,344 ($1,355,490) compared with MYR4,198,908 ($1,005,726) in fiscal year 2021. Such an increase was mainly attributable to the expansion of our business. Instead of relying on external resources, the Group recruited more professional talents across different industries to support the Group’s growing businesses.

(2)	The consultant fee refers to the Company’s costs incurred from assisting its clients, in engaging all the relevant professionals required during the listing process, including but not limited to legal counsel, auditors, finance consultants, the US Capital markets consultant, which such Consultant fee payment shall be included and be treated as part of our consultation services for its clients during the IPO’s process. Consultant fee was MYR1,884,806 ($428,122) in fiscal year 2022, a decrease of MYR8,097,268 ($1,962,794) when compared with MYR9,982,074 ($2,390,916) in fiscal year 2021, primarily due to more functions were now performed in-house. This is consistent with the increase in our employee benefits expenses in fiscal year 2022.

(3)	IT expenses increased by MYR5,519,457 ($1,251,174) from MYR204,903 ($49,079) in fiscal year 2021 to MYR5,724,360 ($1,300,253) in fiscal year 2022 as a result of outsourcing some of the IT projects to external parties.

(4)	Subscription fee decreased by MYR80,016 ($19,341) from MYR94,141 ($22,549) in fiscal year 2021 to MYR14,125 ($3,208) in fiscal year 2022 due to cancellation of some of the subscription services which were no longer relevant to our businesses.

(5)	Other cost of services increased slightly by MYR13,665 ($2,869) from MYR18,933 ($4,535) in fiscal year 2021 to MYR32,598 ($7,404) in fiscal year 2022.

(6)	For the fiscal year 2022, depreciation was MYR467,616 ($106,216), an increase of MYR412,384 ($92,987) compared with MYR55,232 ($13,229) in fiscal year 2021, primarily due to additional fixed assets acquired during the year, such as renovation of our new leased offices, furniture and fittings as well as office equipment.

(7)

Directors’ fee decreased from MYR656,000 ($157,126) in fiscal year 2021 to MYR193,000 ($43,839) in fiscal year 2022, with a decrease of MYR463,000 ($113,287) or approximately 70.58% as one of our subsidiaries has stopped payment of fees to its director in year 2022.

(8)	Impairment allowance on trade receivables decreased significantly by MYR1,072,784 ($261,193) or approximately 75.80%, from MYR1,415,211 ($338,973) in fiscal year 2021 to MYR342,427 ($77,780) in fiscal year 2022 as we do not foresee any other irrecoverable receivables other than those we have already provided so far.

(9)	Rental expenses increased by MYR20,038 ($1,615), from MYR237,205 ($56,816) in fiscal year 2021 to MYR257,243 ($58,431) in fiscal year 2022. This is because we have moved to a bigger office since August 2022 to accommodate the increase in the number of employees.

(10)	Legal and professional fees were MYR181,228 ($41,165) in fiscal year 2022, a decrease of MYR547,488 ($133,378) when compared with MYR728,716 ($174,543) in fiscal year 2021, primarily due to having inhouse legal team rather than reliance on external legal services.

(11)	Finance cost decreased by MYR55,369 ($13,895) from MYR106,473 ($25,303) in fiscal year 2021 to MYR51,104 ($11,608) in fiscal year 2022, primarily due to decrease in the interest rate and the principal of the term loan.

(12)	Other operating expenses included marketing expenses, office expenses, travelling expenses and etc. Others increased by MYR1,036,668 ($198,368) from MYR2,997,803 ($718,037) in fiscal year 2021 to MYR4,034,471 ($916,405) in fiscal year 2022, mainly due to (i) increased in marketing expenses by MYR770,358 ($170,775) to reach out to more customers and create brand awareness, (ii) increased office expenses by MYR577,193 ($128,664), bigger offices require higher maintenance and cleaning.

We expect our overall operating costs, including marketing expenses, salaries, and professional and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

Provision for Income Taxes

Our provision for income taxes was MYR917,273 ($208,353) in fiscal year ended December 31, 2022, primarily due to the overprovision of income tax of MYR7,508,254 ($1,705,453) in fiscal year 2021. For the subsidiaries that are incorporated in Malaysia, they are governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate, while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR2,500,000 or less, and gross income of not more than MYR50 million) is 17% for the first MYR600,000 (or approximately $150,000) taxable income for the fiscal years ended December 31, 2022 and 2021, with the remaining balance being taxed at the 24% rate.

Net Income

As a result of the foregoing, we reported net income of MYR20,314,976 ($4,614,418) for the fiscal year ended December 31, 2022, representing an increase of MYR377,158 ($161,107) from a net income of MYR19,937,818 ($4,775,525) for the fiscal year ended December 31, 2021.

Part II

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer, Victor Hoo and our Chief Financial Officer, Ang Zhi Feng, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this annual report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were [not] effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations. This determination was primarily due to the identification of the material weaknesses identified in our internal control over financial reporting discussed below.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria established in the updated framework in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation, management concluded that the Company’s internal control over financial reporting is not effective as of December 31, 2023, due to material weaknesses in our internal control over financial reporting, as further described below. The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Audit WWC, P.C., an independent registered public accounting firm, as stated in their report that appears herein.

The specific material weaknesses we identified in our internal control over financial reporting consist of the following:

-	The Company has inadequate documentation on internal control over financial reporting;

-	The Company does not maintain documentation on operating effectiveness tests of internal control over financial reporting;

-

The lack of sufficient qualified accounting personnel with appropriate understanding of SEC reporting requirements commensurate with the Company’s financial reporting requirements, which resulted in a number of internal control deficiencies. Also, as a small-scale company, the Company does not have sufficient internal control personnel to set up adequate review functions at each reporting level.

In order to cure the foregoing material weaknesses, we have taken or are taking the following remediation measures:

1.

We are seeking additional accounting and internal control staff with relevant SEC reporting and internal control experience, skills and knowledge in improving standards and procedures according to the requirements of the Sarbanes-Oxley Act;

2.

We plan to provide further training to the Company’s finance staff to enhance their understanding of the Company’s internal control policies and procedures, including participating in training programs to and internal control.

The Company recognizes that the material weaknesses in its internal control over financial reporting will not be considered remediated until the remediated measures operate for a sufficient period of time and can be tested and concluded by management to be designed and operating effectively. Because the Company’s remediation efforts are ongoing, it cannot provide any assurance that these remediation efforts will be successful or that its internal control over financial reporting will be effective as a result of these efforts.

The Company continues to evaluate and work to improve its internal control over financial reporting related to the identified material weaknesses, and management may determine to take additional measures to address control deficiencies or determine to modify the remediation plan described above. In addition, the Company will report the progress and status of the above remediation efforts to the Audit Committee on a periodic basis.

All internal control systems, no matter how well designed, have inherent limitations. Even systems determined to be effective can only provide reasonable assurance regarding financial statement preparation and presentation and may not prevent or detect misstatements. In addition, any evaluation of effectiveness in future periods is subject to the risk that controls may become inadequate because of changes in future conditions.

Despite that, management believes that the consolidated financial statements included in this annual report on Form 20-F present fairly the consolidated financial position, results of operations and cash flows of the Company for the fiscal year covered.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Part III

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Memorandum and Articles of Association of the Registrant, incorporated by reference to Exhibit 3.1 to the F-1, as filed with the SEC on November 1, 2022
2.1	Form of Series A Warrant for the Purchase of Ordinary Shares (incorporated by reference to Exhibit 4.1 to the Registrant’s 6-K, filed on January 19, 2024)
2.2	Form of Series B Warrant for the Purchase of Ordinary Shares (incorporated by reference to Exhibit 4.2 to the Registrant’s 6-K, filed on January 19, 2024)
2.3	Form of Placement Agent Warrant for the Purchase of Ordinary Shares incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement (No. 333-275239), filed on January 8, 2024)
2.4	Warrant Issued to Exchange Listing, LLC (incorporated by reference to Exhibit 4.2 of the Company’s Registration on Form F-1 filed on March 16, 2023).
4.1	Employment Agreement, dated January 1, 2022 between Victor Hoo and the V Capital Kronos Berhad – incorporated by reference to Exhibit 10.1 to the F-1, as filed with the SEC on November 1, 2022
4.2	Employment Agreement, dated January 1, 2022 between Karen Liew and V Capital Kronos Berhad – incorporated by reference to Exhibit 10.2 to the F-1, as filed with the SEC on November 1, 2022
4.3	Employment Agreement, dated January 1, 2022 between Vincent Hong and V Capital Kronos Berhad – incorporated by reference to Exhibit 10.3 to the F-1, as filed with the SEC on November 1, 2022
4.6	Employment Agreement, dated January 1, 2022 between Ang Zhi Feng and V Capital Kronos Berhad – incorporated by reference to Exhibit 10.6 to the F-1, as filed with the SEC on November 1, 2022
4.7	Employment Agreement, dated January 1, 2022 between Vivian Yong Hui Wun and V Capital Kronos Berhad – incorporated by reference to Exhibit 10.7 to the F-1, as filed with the SEC on November 1, 2022
4.8	Collaboration Agreement dated as of July 19, 2023, by and between the Registrant and Treasure Global Inc (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on July 21, 2023)
4.9	Software Development Agreement dated as of July 20, 2023, by and between the Registrant and Gem Reward Sdn Bhd (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on July 21, 2023)
4.10	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s 6-K, filed on January 19, 2024)
4.11	Heads of Agreement Entered by and between V CAPITAL REAL ESTATE SDN BHD and HAAD SAI NGEN CO. LTD (incorporated by reference to Exhibit 10.1 to the Registrant’s 6-K, filed on January 26, 2024)
4.12	Asset Purchase Agreement Entered by and between VCI Global Limited and Cogia GmbH (incorporated by reference to Exhibit 10.1 to the Registrant’s 6-K, filed on April 5, 2024)
8.1	List of Subsidiaries of the Registrant– incorporated by reference to Exhibit 21.1 to the F-1/A1, as filed with the SEC on November 29, 2022
11.1*	Insider Trading Policy
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7*	Clawback Policy
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VCI Global Limited

	By:	/s/ Victor Hoo
Victor Hoo
Chief Executive Officer, Director, and
Chairman of the Board of Directors
(Principal Executive Officer)

Date: September [*], 2024

Exhibit 12.1

CERTIFICATION BY THE PRINCIPAL EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The certification set forth below is being submitted in connection with the Annual Report on Form 20-F of VCI Global Limited (the “Company”) for the fiscal year ended December 31, 2023 (the “Report”). I, Victor Hoo, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September [*], 2024

/s/ Victor Hoo
Victor Hoo
Chief Executive Officer

Exhibit 12.2

CERTIFICATION BY THE PRINCIPAL EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The certification set forth below is being submitted in connection with the Annual Report on Form 20-F of VCI Global Limited (the “Company”) for the fiscal year ended December 31, 2023 (the “Report”). I, Ang Zhi Feng, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September [*], 2024

/s/ Ang Zhi Feng
Ang Zhi Feng
Chief Financial Officer

Exhibit 13.1

CERTIFICATION BY THE PRINCIPAL EXECUTIVE OFFICER PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Victor Hoo, certify that:

1.	I have reviewed this annual report on Form 20-F of VCI Global Limited.

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report.

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: September [*], 2024

/s/ Victor Hoo
Victor Hoo
Chief Executive Officer

Exhibit 13.2

CERTIFICATION BY THE PRINCIPAL EXECUTIVE OFFICER PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ang Zhi Feng, certify that:

1.	I have reviewed this annual report on Form 20-F of VCI Global Limited.

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report.

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: September [*], 2024

/s/ Ang Zhi Feng
Ang Zhi Feng
Chief Financial Officer